

ON

Dominion Resources, Inc.
2011 Summary Annual Report

Dominion continues to execute its long-term, multibillion dollar growth plan to meet the demands of electric customers, natural gas customers and gas producers alike. We are building new infrastructure for America's energy future — and leveraging that infrastructure to ensure safety and superior customer service and promote environmental stewardship.

Headquartered in Richmond, Va., Dominion (NYSE: D) is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 28,000 megawatts of electric generation, 11,000 miles of natural gas transmission, gathering and storage pipeline and 63,100 miles of electric transmission and distribution lines. The company operates the largest natural gas storage system in the U.S. with 947 billion cubic feet of capacity, and serves nearly 6 million utility and retail energy customers in 15 states.* For more information about Dominion, visit the company's website at www.dom.com.

* All numbers are as of March 1, 2012.

Our statements about the future are subject to various risks and uncertainties. For factors that could cause actual results to differ from expected results, see Item 1A. Risk Factors, Forward-Looking Statements in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A. Quantitative and Qualitative Disclosures About Market Risk in our Annual Report on Form 10-K for the year ended Dec. 31, 2011.

Shareholders receiving this Summary Annual Report in connection with our 2012 Annual Meeting of Shareholders should read it together with our 2011 Annual Report on Form 10-K. This Summary Annual Report includes only financial and operating highlights and should not be considered a substitute for our full financial statements, inclusive of footnotes, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in our Annual Report on Form 10-K. A copy of the Form 10-K, including the full financial statements, accompanies this Summary Annual Report and may also be obtained free of charge through our website at www.dom.com or by writing to our Corporate Secretary at P.O. Box 26532, Richmond, Virginia 23261-6532.

Contents

ONLINE

FOUR GAS AND ELECTRIC GROWTH PROJECTS CAME ONLINE IN 2011.

>

Bear Garden, a 590-megawatt, gas-fired facility in Central Virginia, began commercial operation in May 2011.



ONTIME

SIX MAJOR GAS AND ELECTRIC GROWTH PROJECTS ARE SLATED TO ENTER SERVICE ON TIME IN 2012.

Dominion Virginia Power energized the 500-kilovolt Meadow Brook-to-Loudoun transmission line serving Northern Virginia in April 2011.



ONTARGET

A MULTIBILLION DOLLAR SPENDING PLAN TARGETS DEMAND GROWTH.

<

The 585-megawatt, coal- and biomass-fired Virginia City Hybrid Energy Center in Southwest Virginia is expected to come online this summer.



ONWARD

THE COMPANY SET SAFETY RECORDS IN 2011.

>

The gathering enhancement project in West Virginia and Ohio aims at increasing efficiency in our gas gathering system.



ONTRACK

NEW GAS INFRASTRUCTURE ENCOURAGES U.S. GAS PRODUCTION.

Beverly Wood, an environmental specialist at Bear Garden, helps Dominion to keep its environmental commitments.



ONBUDGET

THREE SHALE-GAS PROJECTS ARE ANTICIPATED FOR 2012 COMPLETION.

<

Employees volunteered nearly 160,000 hours to their communities in 2011.


Dominion

ONLINE

A number of projects entered service in 2011, including two major transmission lines in Virginia, a large gas-fired power station, uprates at existing generating facilities, a retrofitted gas pipeline and environmental upgrades. This new infrastructure will serve our customers for decades.



1

BEAR GARDEN
CENTRAL VIRGINIA

Bear Garden, located in Central Virginia's Buckingham County, entered service in May 2011. The state-of-the-art, 590-megawatt natural gas-fired facility is part of a generation buildout intended to meet growing demand in Virginia. PJM Interconnection, a regional transmission entity serving 13 states and the District of Columbia, projects that Dominion needs 4,000 megawatts of additional generating capacity by 2022, or enough to power 1 million new homes.



2

MEADOW BROOK TO LOUDOUN
NORTHERN VIRGINIA

Dominion energized the 500-kilovolt Meadow Brook-to-Loudoun transmission line, serving high-growth, high-tech Northern Virginia, in April 2011. Another 500-kilovolt line, Carson to Suffolk, came online in May 2011 and transports electricity into Southeastern Virginia. The two transmission lines help ease congestion on the electric grid. And they help supply power to several state and federal government facilities, military installations and data centers.

ONTIME

Constructing Lasting Energy Infrastructure

Dominion expects commercial operation in 2012 of a coal- and biomass-fired power station in Southwest Virginia and five natural gas infrastructure projects aimed at helping gas producers move their gas and liquid products to markets. All six are progressing on time and on budget.



3

HASTINGS EXTRACTION PLANT
NORTHERN WEST VIRGINIA

The company is expanding the Hastings Extraction Plant in West Virginia to increase processing and natural gas liquids storage capacity as part of the gathering enhancement project, designed to aid efficiency and reduce high pressures in Dominion Transmission's gathering system. Expansion at the Hastings plant, along with construction at Natrium, will help producers in the "wet" gas regions move their gas and liquid products to market.



4

VIRGINIA CITY HYBRID ENERGY CENTER
SOUTHWEST VIRGINIA

The 585-megawatt Virginia City Hybrid Energy Center, located in Southwest Virginia's Wise County, is expected to begin operating in summer 2012. The facility, which will burn coal, waste coal and wood waste, is being built with advanced environmental controls to limit mercury, sulfur dioxide and nitrogen oxides emissions. It is part of an investment that is expected to support at least 750 new full-time jobs and more than $3 billion in economic benefits for Virginia.

ON TRACK

Providing Energy for the Next Generation

In 2011, Dominion's total shareholder return topped that of the major stock indices. Our long-term, multibillion dollar organic growth program—based on construction of new regulated electric and gas infrastructure—is expected to support earnings per share growth of 5–6 percent per year beginning in 2012. We expect our board of directors to



2011
2012
2013
DOMINION VIRGINIA POWER
HAYES TO YORKTOWN
RADNOR HEIGHTS
MEADOW BROOK TO LOUDOUN
BRAMBLETON-WAXPOOL-BECO
CARSON TO SUFFOLK
DOMINION ENERGY
APPALACHIAN GATEWAY
GATHERING ENHANCEMENT
NORTHEAST EXPANSION
TL 404
TIOGA AREA EXPANSION
NATRIUM PHASE I
ELLISBURG TO CRAIGS
SABINSVILLE TO MORRISVILLE
DOMINION GENERATION
GENERATION UPRATES
BEAR GARDEN
VIRGINIA CITY HYBRID ENERGY CENTER
BIOMASS CONVERSION

continue aligning dividend increases with our expected earnings per share growth, based on a dividend payout ratio of approximately 60–65 percent of operating earnings.* The following projects will help fuel this earnings and dividend growth.

2014 | **2015** | **2016**



SKIFFES CREEK

MOUNT STORM TO DOUBS

CANNON BRANCH TO LIBERTY

DOOMS-SHERWOOD-BREMO



ALLEGHENY STORAGE



WARREN COUNTY

Regulated Infrastructure Investment

Dollars in Billions

Cumulative Planned Growth Capital Expenditures 2012–2016**

DOMINION VIRGINIA POWER	$ 3.9
DOMINION ENERGY	3.4
DOMINION GENERATION	4.3
TOTAL	**$11.6**

** All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.

BRUNSWICK COUNTY

FUTURE COMBINED CYCLE FACILITY LATE 2018

BREMO GAS CONVERSION

* All dividend declarations are subject to Board of Directors approval. See page 22 for GAAP Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Dividend Payout Ratio (GAAP).

ONWARD

Building Dominion for the Future

Dear Investors,

A single electric service area seldom experiences an earthquake and a hurricane in the same year. Yet in 2011, our electric utility, Dominion Virginia Power, experienced both in the same week — only a few days apart.



THOMAS F. FARRELL II

Chairman, President and Chief Executive Officer

We cannot find another instance in the past 100 years in which a particular area in the U.S. was hit by a significant earthquake and a major hurricane within a seven-day period.

The epicenter of the August 23 earthquake was just 11 miles from our nuclear-powered North Anna Power Station in Louisa County, Va. The quake, measuring a 5.8 magnitude on the Richter scale, triggered an automatic shutdown of both reactors, just as designed. For about three months, during which we replaced North Anna's electric output with our existing generation capacity and market purchases, company and Nuclear Regulatory Commission (NRC) teams worked together to test structures, pipes, valves, pumps and safety equipment. In the end, the NRC concluded that North Anna was able to sustain the extreme force of this quake safely and without serious damage. This finding supports our consideration of a third nuclear reactor on the site. We are awaiting a combined construction and operating license (COL) from the NRC, which could issue the COL as early as late 2014. At that time, we will decide whether to proceed to the construction phase.

Then, just three days after the earthquake, Hurricane Irene hit, battering North Carolina and Virginia for nearly 30 hours and inflicting massive damage on Dominion's electric transmission and distribution systems. About half of our electric utility customers — more than 1.2 million — lost electricity at some point during the storm. When it was over, thousands of line, patrol and support personnel, and crews from more than 20 different utilities and contract companies were deployed for nearly a week to restore essential services to all customers. It was the second-largest restoration effort in our utility's 102-year history.

A job safely and well done means reliable service to our customers and better returns for our owners.

The thousands of employees who worked tirelessly throughout these back-to-back disasters embody the "One Dominion" philosophy. They put their personal lives on hold to answer the call of duty. That selfless commitment to their community and our company ensured the safety of our customers and our system.

Safety: Priority No. 1

At Dominion, safety is our paramount concern. We want all our employees each day to return home to their families safe and sound. We aim high — one injury or accident is one too many. Safety is embedded in our culture. Safety is also essential to the financial health of our company.

Why?

Because when our people look out for each other, everyone performs more efficiently and effectively, accidents are reduced, creative solutions are found to problems and morale improves. A job safely and well done means reliable service to our customers and better returns for our owners.

In 2011, employees delivered on important safety measures. I was proud when Dominion ended the year with all-time bests in the U.S. Occupational Safety and Health Administration (OSHA) "recordable incident rate" and the "lost time/restricted duty incident rate." The recordable incident rate — the number of reported workplace injuries per 100 employees — dropped to 0.92, a 51 percent decline in the past five years. The lost time/restricted duty incident rate — the number of workplace injuries that resulted in lost workdays or reassignment of duties per 100 employees — fell to 0.42, a five-year, 55 percent decline.






ONCALL

In the wake of Hurricane Irene, thousands mobilized to restore power to 1.2 million customers.

During the late evening hours on Friday, August 26, Hurricane Irene made landfall in North Carolina and began winding its way through Dominion Virginia Power's service area, bringing down trees and power lines in its path. Over the next 30 hours the storm would take to exit our region, more than 1.2 million customers would lose electricity. In Dominion Virginia Power's 102-year history, only Hurricane Isabel in 2003 had a larger impact.

By mid-day Monday, Dominion had completed its damage assessment and had restored service to about half of the affected customers. The next six days would require the more arduous undertaking of returning electric service to areas with the most damage. In the Richmond area, for instance, which had sustained winds of 40-plus miles per hour for 17 hours, more than 75 percent of customers experienced power loss, as well as some of the most extreme damage.

Daniel K. Neighbors, Jr., a lineman based in East Richmond, answered the call of duty, putting in 14–16-hour days to ensure that all Dominion customers had their lights back on. "The biggest thing is helping someone," he said. "Giving back is what it's all about."

Neighbors was one of 7,000 line, patrol and support personnel, including 3,100 mutual aid and tree crews from more than 20 different utilities and contract companies, who joined the restoration effort. Overall, they repaired damage at 35,000 work locations and restored service to all customers in about a week.

> "The biggest thing is helping someone. Giving back is what it's all about."
>
> Dominion lineman Daniel K. Neighbors, Jr.

Imagine the effort of our electric transmission employees, who — even with the huge power restoration effort from Hurricane Irene — went 164 straight days without a recordable incident in 2011. That safety performance sets the bar high. Employees at Sweeney Station in West Virginia, a part of our gas transmission business, were up to the task. They have completed more than five decades without a lost time incident.

Financial Year in Review

While Mother Nature wreaked havoc in Virginia this past year, the global financial system was rocked by problems in Europe. The precarious financial conditions of some European Common Market countries resulted in unprecedented market volatility. Low consumer confidence scores for most of the year reflected slow economic recovery in the U.S.

Our owners, however, continue to benefit from the fact that Virginia is the home base of our electric utility, which represents about half of our earnings. In 2011, Virginia's economy remained largely recession-resistant principally because of the presence of the U.S. military, the federal government, government contractors and several energy-intensive data centers.

Last year I wrote you that Dominion might experience its first year-over-year operating earnings per share decline since 2005. We anticipated this possibility because of (1) several major merchant power stations being taken offline for maintenance, refueling and environmental equipment tie-ins and (2) historically low commodity prices. Indeed, this is what happened. What we did not expect were the revenue losses from natural disasters and relatively mild weather that caused customers to use less air conditioning in the summer and heat in the winter.



Be Safe Today

In late 2010 and early 2011, the Services company, which includes more than 2,500 employees, initiated the "Be Safe Today" campaign.

Services company executives sent a campaign kickoff letter to their employees reminding them to take safety personally and act to eliminate potential hazards. Monthly safety messages were emailed. And the employee intranet site was redesigned to feature the "Be Safe Today" campaign.

In 2011, Dominion Resources Services had just one OSHA recordable incident. In 2012, as always, we will strive for zero.

In 2011, Dominion earned $3.05 per share in operating earnings, down from $3.34 per share in 2010, meeting the guidance range we anticipated in January 2011 of $3.00 per share to $3.30 per share.* Earnings under Generally Accepted Accounting Principles (GAAP) in 2011 were $2.45 per share, down from $4.76 per share in 2010.**

Higher Shareholder Return

Despite this drop in operating earnings per share, Dominion's total shareholder return — the combination of a share of common stock's price appreciation or depreciation over a year and its dividend payout — ended 2011 at 29.4 percent. This bested the returns of the major indices — the Dow Jones Industrial Average, at 8.3 percent, and the S&P 500, at 2.1 percent. In addition, we exceeded the returns of our peers in the Dow Jones Utility Average, the S&P 500 Utilities and the Philadelphia Utility Sector Index, which yielded 19.6 percent, 19.9 percent and 19.2 percent, respectively.

Last year, Dominion returned $1.97 per share in dividends to shareholders, a 7.7 percent increase from 2010. We paid out 64.6 percent of operating earnings per share, within the 60–65 percent payout target range set by the board in 2010.*** In addition, we repurchased about 13 million shares on the open market for approximately $600 million to offset the expected earnings per share impact from economic recovery tax provisions relating to accelerated asset depreciation.

* Based on Non-GAAP Financial Measures. See page 22 for GAAP Reconciliations.

** The principal difference between 2010 GAAP earnings of $4.76 per share and 2011 GAAP earnings of $2.45 per share was a one-time net benefit of $2.34 per share in 2010 resulting from the sale of our Appalachian gas exploration and production assets.

*** See page 22 for GAAP Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Payout Ratio (GAAP).

CONSOLIDATED FINANCIAL HIGHLIGHTS

Year ended December 31,	2011	2010	% Change
Financial Results (millions)			
Operating revenue	$ 14,379	$ 15,197	-5.4%
Operating expenses	11,518	11,964	-3.7%
Amounts attributable to Dominion:			
Income from continuing operations, net of tax	1,408	2,963	-52.5%
Loss from discontinued operations, net of tax	—	(155)	—
Reported earnings	1,408	2,808	-49.9%
Operating earnings*	1,754	1,971	-11.0%
Data per Common Share			
Reported earnings	$ 2.45	$ 4.76	-48.5%
Operating earnings*	$ 3.05	$ 3.34	-8.7%
Dividends paid	$ 1.97	$ 1.83	7.7%
Market value (intraday high)	$ 53.59	$ 45.12	18.8%
Market value (intraday low)	$ 42.06	$ 36.12	16.4%
Market value (year-end)	$ 53.08	$ 42.72	24.3%
Book value (year-end)	$ 20.09	$ 20.65	-2.7%
Market to book value (year-end)	2.64	2.07	27.5%
Financial Position (millions)			
Total assets	$ 45,614	$ 42,817	6.5%
Total debt	20,687	17,641	17.3%
Common shareholders' equity	11,446	11,997	-4.6%
Equity market capitalization	30,241	24,813	21.9%
Cash Flows (millions)			
Net cash provided by operating activities	$ 2,983	$ 1,825	
Net cash provided by (used in) investing activities	(3,321)	419	
Net cash provided by (used in) financing activities	378	(2,232)	
Other Statistics (shares in millions)			
Common shares outstanding — average, diluted	574.6	590.1	
Common shares outstanding — year-end	569.7	580.8	
Number of full-time employees	15,800	15,800	

*Based on Non-GAAP Financial Measures. See page 22 for GAAP Reconciliations.

Operating Earnings*

Dollars Per Share



2.47
3.16
3.27
3.34
3.05
07
08
09
10
11

Year-End Stock Price

Dollars Per Share



47.45
35.84
38.92
42.72
53.08
07
08
09
10
11

* Based on Non-GAAP Financial Measures. See page 22 for GAAP Reconciliations.

Outlook for 2012
Our guidance for 2012 anticipates operating earnings in the range of $3.10 per share to $3.35 per share.* With rising energy demand, lower interest expense, construction and operation of new infrastructure in our regulated businesses and continued control over operating expenses, we expect 5-6 percent earnings per share growth in 2012. That growth should continue for the foreseeable future.

We expect that the dividend payout ratio will again be near the top end of our target range in 2012. In January 2012, the board increased the annual dividend rate by 14 cents per share, or 7.1 percent — to $2.11 per share, subject to quarterly declaration. We expect our directors to continue aligning dividend increases with our expected earnings per share growth of 5–6 percent.**

Strong Foundation Fuels Growth Plans
Over the past five years, your company sold commodity-based businesses to reduce earnings volatility and strengthen our balance sheet. Since then, we have targeted billions of dollars in investment in federally and state-regulated projects to meet the growing demand of our customers and maintain system reliability.

Investor confidence in our performance and earnings outlook is based on the fundamentals of our business model: investing in and maintaining energy infrastructure designed to last for generations. Our growth comes from a strong foundation of concrete and steel, reinforced by the values in our culture: working safely and responsibly, and respectfully looking out for one another.

The strength of this foundation was affirmed when our employees rallied to respond to two natural disasters in August. It was also affirmed when Dominion Resources took advantage of its strong credit metrics and balance sheet to raise $850 million in two separate debt issuances with terms of three and five years — selling at interest rates below 2 percent, among the lowest ever recorded for U.S. holding companies. These offerings were part of nearly $2 billion in senior notes that Dominion issued in 2011.

Dominion did not issue any net common stock in 2011. And, with the exception of issuing approximately $320 million in equity through our employee savings plans, direct stock purchase and dividend reinvestment plan, and other employee and director benefit plans, we do not anticipate issuing common stock in 2012.

Since 2007, we have added more than 1,500 megawatts of generating capacity and about 300 miles of transmission lines.

Building for Virginia
In 2011, we completed three major projects for our utility customers in Virginia and North Carolina on time and on budget. These included the $619 million, 590-megawatt gas-fired Bear Garden Power Station in Central Virginia, and two 500-kilovolt transmission lines in Northern Virginia and Southeastern Virginia, which cost $479 million combined. Bear Garden is now online and generating electricity. And the Meadow Brook-to-Loudoun and Carson-to-Suffolk transmission lines are transporting power that flows to consumers.

Since our utility growth program began in 2007, Dominion has added more than 1,500 megawatts of generating capacity and about 300 miles of transmission lines to serve Virginia and North Carolina customers.

Despite sluggish growth in the overall economy, weather-adjusted power usage at Dominion Virginia Power rose 1.6 percent in 2011. The utility set a new peak demand record of 20,061 megawatts on July 22, 2011, surpassing the previous record of 19,688 megawatts, set in August 2007. Load from data centers, each of which consumes as much electricity as 9,000 typical homes, is expected to nearly double over the next two years. To keep the Internet up and running 24/7, we must provide reliable electric service to data centers 24/7.

* See page 22 for GAAP Reconciliation of 2012 Operating Earnings Guidance.

** All dividend declarations are subject to Board of Directors approval.

As a result of continued demand growth, we expect to invest about $8 billion from 2012 through 2016 — to serve our customers. Here are some of the near-term projects:

- The $1.8 billion coal- and biomass-fired Virginia City Hybrid Energy Center in Southwest Virginia is expected to come online in summer 2012. The 585-megawatt facility is on budget and on time.
- A $1.1 billion, 1,300-megawatt gas-fired power station in Warren County, Va., is expected to be operational in late 2014. It is one of three large gas-fired plants that the company plans to construct over the next decade. We have proposed building one of them in Brunswick County, Va., and are seeking a location for the third facility.
- Another 500-kilovolt transmission line, the $350 million Mount Storm-to-Doubs modernization project that would increase line capacity by 67 percent, serving Northern Virginia, is planned for completion in 2015. It is one of 40 electric transmission projects totaling nearly $3 billion aimed at ensuring reliability in the Dominion Virginia Power system over the next five years.

These projects help sustain the economic vitality of local communities. According to Chmura Economics & Analytics, our growth plan will support more than 14,200 construction jobs in Virginia through 2015 and produce annual economic benefits of more than $290 million. When completed by 2015, these projects should add more than 750 new full-time local jobs.

According to Chmura Economics & Analytics, our growth plan will support more than 14,200 construction jobs in Virginia through 2015.

Recovering Investments, Earning Fair Returns

The success of these projects depends in part on earning a fair return on these investments. At the end of 2011, the Virginia State Corporation Commission reviewed Dominion Virginia Power's earnings from 2009–2010 and set an authorized return on equity of 10.9 percent on base rates going forward — which, under Virginia law, allows the company to earn up to 11.4 percent before triggering any potential refunds or rate reductions. Equity for new nuclear or renewable generating stations would earn 12.4 percent; equity for new plants powered by coal or natural gas would earn 11.4 percent.

The state's constructive regulatory environment is important in allowing our company to continue to access cost-effective capital for new and ongoing construction projects. We continue to work with our regulators to ensure that Dominion Virginia Power's rates remain responsible, competitive and fair. As of January 2012, our residential rates were about 10 percent below the national average and 19 percent below the East Coast average.

Renewed Focus on Natural Gas, Natural Gas Markets

As I wrote you last year, we are benefiting from our past experience in E&P in the Appalachian Basin — not as producers, but as a developer of infrastructure, a business with which we have had substantial success. To take advantage of significant natural gas finds and production in the Marcellus and Utica Shale formations, we are investing in new transmission pipelines, gathering, storage and processing facilities, and are reconfiguring existing pipes. We are working with customers who need our pipelines to transport the natural gas they produce to diverse markets and with those who need our processing plants to prepare the gas for transport.

Overall, we are planning to spend $2.2 billion on natural gas transmission infrastructure over the next five years, with the potential for an additional $1 billion.

The Utica Shale and the western portions of the Marcellus Shale formations produce "wet" gas, meaning the natural gas contains heavy hydrocarbons or natural gas liquids that can be

ONFOR 30 YEARS

Our hallmark EnergyShare program is a success because of a shared responsibility to help those in need.

It began 30 years ago with a bright idea: that our electric utility ought to help the state's most vulnerable citizens — the unemployed, the working poor and families facing a financial crisis with no other place to turn — meet their heating needs during the winter freeze.

That idea became our signature energy-assistance program, EnergyShare, which has distributed $52 million to aid 250,000 families — or more than a half-million people — so they may remain comfortable in their homes during the coldest and hottest times of the year.

We now partner with more than 110 agencies to administer the program in Virginia, North Carolina and Ohio. Dominion has directly supported the campaign with more than $20 million; our employees have kicked in an additional $1.4 million through payroll deductions.

To recognize EnergyShare's 30th anniversary, we developed and unveiled a new TV and print advertising campaign. And we challenged employees in the three states to contribute in honor of the program's anniversary.



2011 Highlights

Dominion contributed $4.5 million to EnergyShare, aiding more than 20,000 families.

Our customers contributed more than $1.1 million and employees donated $81,000 to the program.

The company partnered with more than 110 agencies in three states.

Virginia Gov. Robert F. McDonnell attended a special ceremony commemorating the 30th anniversary of EnergyShare in the state and called this observance to the attention of all Virginia citizens.

The program received the 2011 National Fuel Funds Network Corporate Excellence Award, which recognizes outstanding achievement by a company on behalf of its low-income customers.

ONDUTY

Giving back to the communities where we live and work is essential to our success.

From planting tree seedlings and marsh grasses to filling and distributing care packages for U.S. troops overseas, Dominion and its 15,800 employees are committed to the communities they serve.

Through Dominion and The Dominion Foundation, the company's philanthropic arm, we gave more than $21.6 million in 2011 to meet essential human needs and support environmental stewardship, education and community vitality in the states where we do business. And our employee volunteers donated nearly 160,000 hours of their time mentoring children, clearing trails at parks, and refurbishing shelters and the homes of elderly poor citizens, among other worthy causes.

This proven and shared belief in community investment was evident for the second straight year in 2011, when United Way Worldwide recognized your company with the Summit Award for Community Impact. Dominion was one of only four companies nationally to receive this prestigious honor. In 2010, Dominion accepted a national Summit Award for Community Volunteerism.

Ours is a lasting commitment to serving our communities.



2011 Highlights

Our employees volunteered almost 160,000 hours.

We contributed more than $300,000 to organizations assisting tornado, earthquake and hurricane victims in four states.

The foundation gave more than $1.35 million in K-12 and higher education grants to 34 colleges and community colleges and 70 schools and other educational institutions in 12 states.

We contributed $250,000 to 10 organizations in six states lending aid to homeless veterans, wounded veterans and military families.

Dominion assisted food banks in 13 states and the District of Columbia with $435,000 in donations.

separated into propane, butane, iso-butane and natural gasoline. Before this gas is delivered to market through pipelines, it must be sent to processing plants that separate the liquids from the gas stream, such as the $500 million Natrium natural gas processing plant we are building in West Virginia. Strategically situated on the Ohio River to cost-effectively transport gas and liquid products to nearby markets, the plant is scheduled to begin operations at the end of 2012. It will process gas from both the Marcellus and Utica Shale regions. A proposed second phase at Natrium would be expected to nearly double gas and liquids processing capabilities, if completed.

In 2011, Dominion retrofitted a gas pipeline to deliver wet gas to processing facilities such as Natrium. This $23 million project was completed on budget and on time. We will continue to invest in other Marcellus and Utica Shale pipeline projects in 2012 and beyond.

Dominion is also planning almost $1 billion in investments in our conventional gas gathering, storage and transportation businesses. First, our Gathering Enhancement project, being phased into service in 2011 and 2012, will increase efficiency in Dominion Transmission's gathering system. Second, Appalachian Gateway is expected to add pipelines and compressor stations to deliver Appalachian gas production into Southwest Pennsylvania. We expect it to enter service in September 2012. Both projects are on budget and on time.

Longtime investors know that in 2002 we acquired Cove Point on the Chesapeake Bay to import liquefied natural gas (LNG). Today, with a supply-heavy natural gas market in the U.S., Appalachian gas producers are exploring the possibility of selling into higher-priced gas markets in Europe and Asia. We are in discussions with producers and potential customers to evaluate the merits of liquefying natural gas for export at Cove Point. Of course, any decision to move forward would require firm contracts from producers and end users and permission from the U.S. Department of Energy to export LNG to both free trade and non-free trade agreement countries. We will keep you posted on these developments.

We are planning to spend more than $2 billion on natural gas transmission infrastructure over the next five years.

Investing in the Environment, Alternative Energy

Because of the sound decision to spend about $3 billion on environmental upgrades since 1998, Dominion is in relatively good position to comply with new, more stringent federal regulations of air pollutants.

To keep our environmental commitments and ensure compliance with new federal regulations, we made a series of decisions that we believe will minimize our impact on the environment by reducing mercury, sulfur dioxide, nitrogen oxides and particulate matter emissions.

In Virginia, our environmental compliance strategy is expected to require $1.8 billion in capital expenditures by 2016 to (a) retire coal units, as necessary, (b) convert some units to utilize an alternate fuel source, (c) retrofit others with environmental equipment and (d) build new generation and transmission capacity. We made these decisions based on the most reasonable cost options and our obligation to reliably serve our customers, asking: Do the benefits of improving a power station outweigh the costs to the company and our customers and continue providing reliable service?

Using this analysis, beginning in 2014, we expect to close coal units at Chesapeake and Yorktown. And we plan to convert three coal-fired units to burn biomass and several other units from coal to natural gas. In all, we expect a net loss of more than 750 megawatts that would be replaced by new, cleaner generating capacity and new, high-voltage transmission lines.

Using a cost-benefit analysis in assessing our merchant power business — are the costs of adding environmental equipment justified for our company and our shareholders? — we have announced plans to retire Salem Harbor in Massachusetts and State Line in Indiana, both coal-fired generating stations. The company began deactivating these units in 2011. We are also investing in added environmental controls at two other coal-fired plants — Brayton Point in Massachusetts and Kincaid in Illinois.

We are also doing our part to invest in alternative energy solutions and energy efficiency. Dominion's Alternative Energy Solutions group is reviewing investments in such energy technologies as offshore wind, solar photovoltaic, distributed generation, fuel cells, battery storage and smart microgrids, among other things. A Dominion Virginia Power pilot program helps electric vehicle owners who utilize off-peak charging of their vehicles by providing favorable rate structures.

Thank You

Although, as expected, 2011 brought about the first year-over-year operating earnings decline since 2005, Dominion had a successful year.

Our employees did their jobs safely and well, helping to set new companywide OSHA recordable incident records along the way. The Fossil & Hydro and nuclear business units, Dominion East Ohio and Dominion Hope and our Services company all had best-on-record safety performance in 2011.

Our growth investment program moved full steam ahead, on budget and on time.

We continued to work constructively with our regulators.

Our total shareholder return outpaced that of the major market indices and of our peers.

In addition, our employees volunteered almost 160,000 hours of community service. These efforts were recognized by United Way Worldwide, which presented Dominion with one of four national Summit Awards, the only utility to receive such an honor.

The company and its philanthropic arm gave more than $21 million to support essential human needs, environmental stewardship, education and community vitality in 14 states.

What makes me especially proud is Dominion's leadership in hiring military veterans. Coming from a military family, I am keenly aware of the challenges faced by combat veterans returning home. At Dominion, we recruit veterans for careers as line workers, nuclear security officers, power station operators and other vital jobs because they are disciplined, safety-conscious and civic-minded. We launched the Troops to Energy Jobs program to fulfill this mission. In 2011, we hired about 100 veterans.

Economic conditions and the August "hurriquake" reminded us to expect the unexpected. The work of Dominion's 15,800 employees in 2011 — building on our foundation of safety, ethical behavior, excellence and teamwork — gives me confidence we can overcome just about any obstacle that Mother Nature and, yes, also human nature might throw in our way in 2012.

Thank you for investing your hard-earned money in Dominion and putting your trust in us to build necessary energy infrastructure for the future.

Sincerely,

Thomas F. Farrell II
Chairman, President
and Chief Executive Officer


Dominion

ON THE FRONT LINES

Our Troops to Energy Jobs program is looking for a few good men and women to swap their helmets for hardhats.

A workforce challenge awaits the utility industry, a recent survey commissioned by the Center for Energy Workforce Development (CEWD) has found. The figures are alarming: The CEWD says that nearly 200,000 workers, or more than one-third of the utility workforce, may retire in the next five years.

Electricity is the most important product Americans consume — and it is critical to national security, economic development and the American way of life. Facing a potential workforce crunch, our industry must keep the lights on and the data flowing.

And, who better to protect national security and our way of life than those transitioning from military to civilian life?

First, veterans are more likely than the average American to be unemployed. In 2010 alone, the federal government spent almost $1 billion on unemployment benefits for veterans — "a national disgrace," CEO Tom Farrell says. Second, a steady supply of transitioning veterans exists; the U.S. Department of Labor estimates about 200,000 men and women will be leaving the service annually over the next decade. Third, veterans possess the skills that we need — a focus on safety, discipline and commitment to community.

Enter Troops to Energy Jobs, a program joining with other utilities, institutions of higher education, unions, the military and federal and state agencies to help place those leaving the military into good, high-wage energy jobs.

The Dominion pilot project began in March 2011. The company hired about 100 veterans in 2011 and employs nearly 1,300 veterans in 14 states.

Veterans possess the skills that we need — a focus on safety, discipline and a commitment to community.

Dominion's three principal operating segments are based in the energy-intensive mid-Atlantic, Northeast and Midwest regions of the U.S.

2011 Primary Operating Segment Earnings Percentages[1,2]


25%
Dominion Virginia Power
49%
26%
Dominion Generation
Dominion Energy

1 Excludes Corporate and Other Segment

2 See page 22 for GAAP Reconciliation of 2011 Segment Operating Earnings Proportion (non-GAAP) to Reported Earnings Proportion (GAAP).

Dominion's 5-Year OSHA Recordable Incident Rates*


1.40
1.15
1.15
0.95
0.92
07
08
09
10
11

* Dominion Incident Rate = Number of Recordables x 200,000/Man-Hours Worked

DOMINION VIRGINIA POWER

Operates regulated electric transmission and distribution franchises in Virginia and northeastern North Carolina, providing electric service to about 2.4 million customer accounts in the two-state area. Dominion Retail, serving approximately 2.1 million customer accounts in 15 retail-choice states, is part of this segment.

Business Lines

- Electric transmission
- Electric distribution
- Non-regulated retail energy marketing (electric, gas and energy-related products and services)

2011 Highlights

- Connected more than 24,000 new franchise customer accounts.
- Energized two 500-kilovolt transmission lines — Meadow Brook to Loudoun and Carson to Suffolk.
- Began a pilot program providing favorable rate structures for electric vehicle owners who utilize off-peak charging of their vehicles.

2012 Outlook

- Maintain a superior safety record.
- Continue on time and on budget work to rebuild the Mount Storm-to-Doubs transmission line, scheduled for completion in 2015.
- File an application with the Virginia State Corporation Commission (SCC) to construct two transmission lines that would help offset the loss of generating capacity from the closure of coal units at Yorktown and Chesapeake.

DOMINION ENERGY

Operates the nation's largest natural gas storage system; a network of 11,000 miles of natural gas transmission, gathering and storage pipelines; a natural gas distribution system serving 1.3 million customer accounts in West Virginia and Ohio; and a liquefied natural gas terminal in Maryland. It also includes the producer services function.

Business Lines

- Natural gas transmission and storage
- Natural gas distribution
- Producer services

2011 Highlights

- Began constructing the $500 million Natrium processing facility in Marshall County, W.Va., expected to be completed in late 2012.
- Moved forward on time and on budget with gathering enhancements in Ohio and West Virginia, the Appalachian Gateway project and expansion of the Hastings processing facility, also in West Virginia.
- Applied for U.S. Department of Energy permission to operate the Cove Point liquefied natural gas (LNG) facility in Lusby, Md., both as an importer and exporter of LNG.

2012 Outlook

- Maintain a superior safety record.
- Continue to invest in infrastructure in the Marcellus and Utica Shale regions to meet the needs of the producer community and the marketplace and complete Natrium Phase I.
- Complete gathering enhancements and Appalachian Gateway, including 110 miles of pipeline and four compressor stations.

DOMINION GENERATION

Operates the company's fleet of regulated power stations serving its electric utility franchise, as well as a merchant power fleet supplying wholesale markets in the Northeast and Midwest. Together they account for approximately 28,000 megawatts of generation.

Business Lines

- Utility power production
- Merchant power production

2011 Highlights

- Completed the 590-megawatt Bear Garden natural gas-fired combined-cycle power station in Central Virginia on budget and on time.
- Completed uprates at two coal units at Mount Storm and Chesterfield.
- Began operation of a new scrubber at Virginia's Chesterfield Power Station to reduce emissions from three coal-fired units.

2012 Outlook

- Maintain a superior safety record.
- Bring online the 585-megawatt coal- and biomass-fired Virginia City Hybrid Energy Center in Southwest Virginia.
- Begin construction on the 1,300-megawatt, gas-fired combined-cycle facility in Warren County, Va., and, once Virginia SCC approvals are obtained, begin converting three small units at Altavista, Southampton and Hopewell from coal to biomass.

DOMINION'S OPERATING AND SERVICE AREAS

DOMINION VIRGINIA POWER

As of December 31

- Regulated Electric Distribution (VA and NC)
- Electric Transmission Lines (Bulk Delivery)
- Electric Transmission Lines (Bulk Delivery) Under Construction

Does not reflect 2.2 million nonregulated retail customer accounts in 15 states.



DOMINION ENERGY

As of December 31

- Natural Gas Transmission Pipelines
- Natural Gas Transmission Pipelines (Partnership)
- Natural Gas Underground Storage Pools
- Regulated Natural Gas Distribution (OH and WV)
- Natrium (under construction)
- Cove Point LNG Facility
- Hastings
- Utica Shale boundary
- Marcellus Shale boundary



DOMINION GENERATION

As of December 31

Generation Stations in Operation

- Coal
- Hydro
- Natural Gas
- Nuclear
- Oil/Gas
- Biomass
- Wind

New Generation Stations Planned/Under Development

- Coal
- Natural Gas
- Biomass
- Wind



DOMINION
FINANCIAL CHARTS

Total Return Comparison Percent / Through December 31, 2011



Dominion
Dow Jones Utility
DJIA
S&P 500
29.42
70.22
56.23
19.63
43.40
24.24
8.34
51.67
12.41
2.09
48.59
-1.24
1-Year Total Return
3-Year Total Return
5-Year Total Return

Source: Bloomberg

2011 Operating Earnings Mix*



13%
Unregulated
87%
Regulated

* See page 22 for GAAP Reconciliation of Regulated and Unregulated Operating Earnings Mix (non-GAAP) to Reported Earnings Mix (GAAP).

Targeted Dividend Increase*

Dollars Per Share



1.58
1.75
1.83
1.97
2.11
08
09
10
11
12*

* All dividend declarations are subject to Board of Directors approval.

Regulated Infrastructure Investment

Dollars in Billions

Cumulative Planned Growth Capital Expenditures*



2.7
5.1
7.4
9.3
11.6
12
13
14
15
16

*All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.

Projected Environmental Spending (Cumulative)*

Dollars in Billions



2.9
3.1
3.1
3.2
3.2
3.4
98 – 11
12
13
14
15
16

* All planned expenditures are preliminary and may be subject to regulatory and/or Board of Directors approvals.

Cleaner Air in Virginia Percent

Projected emissions reduction



SO2 -91%
NOx -84%
Mercury -91%
0
-20
-40
-60
-80
-100
98
00
02
04
06
08
10
11
15
20

Reconciliation of Operating Earnings (non-GAAP) to Reported Earnings (GAAP)

(Millions, Except Per Share Amounts)	2007	2008	2009	2010	2011
Operating Earnings (non-Gaap)*	$1,619	$1,837	$1,942	$1,971	$1,754
Items excluded from operating earnings (after-tax):					
Impairment of generation assets	(270)	—	—	(127)	(178)
Hurricane costs	—	—	—	—	(59)
Net benefit related to the sale of Appalachian E&P operations	—	—	—	1,383	—
Work force reduction program	—	—	—	(206)	—
Income (loss) from discontinued operations	36	190	26	(155)	—
Reserve for rate settlement	—	—	(435)	—	—
Impairment of gas and oil properties	—	—	(281)	—	—
Net gain on sale of U.S. non-Appalachian E&P business	2,080	(26)	—	—	—
Charges related to the E&P divestitures	(506)	—	—	—	—
Charges related to early retirement of debt	(148)	—	—	—	—
Extraordinary item related to the reapplication of accounting guidance for cost-based regulation	(158)	—	—	—	—
Termination of power purchase and sales contracts	(137)	—	—	—	—
Other items	23	(167)	35	(58)	(109)
Total after-tax items	920	(3)	(655)	837	(346)
Reported Earnings (GAAP)	$2,539	$1,834	$1,287	$2,808	$1,408
Earnings per common share — diluted:					
Operating Earnings*	$ 2.47	$ 3.16	$ 3.27	$ 3.34	$ 3.05
Items excluded from operating earnings	1.41	—	(1.10)	1.42	(0.60)
Reported Earnings	$ 3.88	$ 3.16	$ 2.17	$ 4.76	$ 2.45

* Dominion uses operating earnings as the primary performance measurement of its earnings outlook and results for public communications with analysts and investors. Dominion management believes operating earnings provide a more meaningful representation of the company's fundamental earnings power.

Reconciliation of 2011 Segment Operating Earnings Proportion (non-GAAP) to Reported Earnings Proportion (GAAP)

	Operating Earnings* Millions	%	Reported Earnings Millions	%
Dominion Virginia Power	$ 501	25	$ 501	36
Dominion Generation	1,003	49	1,003	71
Dominion Energy	521	26	521	37
Primary operating segments	$2,025	100	$2,025	144
Corporate and Other	(271)		(617)	(44)
Consolidated*	$1,754		$1,408	100

* See Reconciliation of Operating Earnings to Reported Earnings

Reconciliation of Regulated and Unregulated Operating Earnings Mix (non-GAAP) to Reported Earnings Mix (GAAP)

	2011 Operating Earnings*		2011 As-Reported Earnings	
	Millions	%	Millions	%
Regulated	$1,522	87	$1,264	90
Unregulated & Other	232	13	144	10
Consolidated*	$1,754		$1,408	

* See Reconciliation of Operating Earnings to Reported Earnings

Reconciliation of Operating Dividend Payout Ratio (non-GAAP) to Reported Dividend Payout Ratio (GAAP)

	2011	
	Data per Common Share	%
Total dividends paid per common share	$1.97	
Operating Earnings — Twelve months ended*	$3.05	
Dividend payout ratio — operating		65%
Reported Earnings — Twelve months ended	$2.45	
Dividend payout ratio — reported		80%

* See Reconciliation of Operating Earnings to Reported Earnings

GAAP Reconciliation of 2012 Operating Earnings Guidance

In providing its full-year 2012 operating earnings guidance, the company notes that there could be differences between expected reported earnings and estimated operating earnings for matters such as, but not limited to, divestitures or changes in accounting principles. At this time, Dominion management is not able to estimate the aggregate impact, if any, of these items on reported earnings. Accordingly, the company is not able to provide a corresponding GAAP equivalent for its operating earnings guidance.

DIRECTORS*

WILLIAM P. BARR
Former Attorney General
of the United States and
Retired Executive Vice President
and General Counsel,
Verizon Communications, Inc.

PETER W. BROWN, M.D.
Physician,
Virginia Surgical Associates, P.C.

GEORGE A. DAVIDSON, JR.
Retired Chairman,
Dominion Resources, Inc.

HELEN E. DRAGAS
President and Chief Executive Officer,
The Dragas Companies
(real estate development firm)

THOMAS F. FARRELL II
Chairman, President and Chief Executive
Officer, Dominion Resources, Inc.

JOHN W. HARRIS
President and Chief Executive Officer,
Lincoln Harris LLC
(real estate consulting firm)

ROBERT S. JEPSON, JR.
Chairman and Chief Executive Officer,
Jepson Associates, Inc.
(private investments)

MARK J. KINGTON
Managing Director,
X-10 Capital Management, LLC
(investments)

MARGARET A. MCKENNA
Retired President,
The Wal-Mart Foundation

FRANK S. ROYAL, M.D.
Healthcare Professional
and Physician

ROBERT H. SPILMAN, JR.
President and Chief Executive Officer,
Bassett Furniture Industries

DAVID A. WOLLARD
Founding Chairman of the Board,
Emeritus, Exempla Healthcare

* As of February 15, 2012

EXECUTIVE LEADERSHIP*

Thomas F. Farrell II*
Chairman, President and
Chief Executive Officer

Mark F. McGettrick*
Executive Vice President and
Chief Financial Officer

Paul D. Koonce*
Executive Vice President
and Chief Executive Officer,
Dominion Virginia Power

David A. Christian*
Executive Vice President
and Chief Executive Officer,
Dominion Generation

Gary L. Sypolt*
Executive Vice President
and Chief Executive Officer,
Dominion Energy

Robert M. Blue*
Senior Vice President,
Law, Public Policy
and Environment

Mary C. Doswell
Senior Vice President,
Alternative Energy Solutions,
Dominion Resources Services

Thomas P. Wohlfarth
Senior Vice President,
Regulatory Affairs,
Dominion Resources Services

Steven A. Rogers*
Senior Vice President and
Chief Administrative Officer

Carter M. Reid
Vice President, General
Counsel, Chief Compliance
Officer and Corporate
Secretary

* Executive Officers pursuant to Securities and Exchange Commission rules, as of February 15, 2012.

OTHER SENIOR LEADERS

David A. Heacock*
President and
Chief Nuclear Officer,
Dominion Nuclear

M. Stuart Bolton, Jr.
Senior Vice President,
Dominion Resources Services

G. Scott Hetzer
Senior Vice President,
Tax and Treasurer

M.E. "Lyn" McDermid
Senior Vice President and
Chief Information Officer,
Dominion Resources Services

Charles E. Roberts
Senior Vice President,
Producer Services,
Dominion Resources Services

Daniel G. Stoddard
Senior Vice President,
Nuclear Operations
Dominion Nuclear

Ashwini Sawhney*
Vice President, Accounting
and Controller

Anne E. Bomar
Senior Vice President and
General Manager,
Dominion East Ohio

Diane Leopold
Senior Vice President,
Business Development and
Generation Construction,
Dominion Generation

J. David Rives
Senior Vice President,
Fossil and Hydro,
Dominion Generation

Paul E. Ruppert
Senior Vice President,
Dominion Transmission

Fred G. Wood, III
Senior Vice President,
Financial Management,
Dominion Generation

SHAREHOLDER INFORMATION

Dominion Resources Services, Inc. is the transfer agent and registrar for Dominion's common stock. Our Shareholder Services staff provides personal assistance for any inquiries Monday through Friday from 9 a.m. to noon and from 1 p.m. to 4 p.m. (ET). In addition, automated information is available 24 hours a day through our voice-response system.

1 (800) 552-4034 (toll-free) **1 (804) 775-2500**

Major press releases and other company information may be obtained by visiting our website at www.dom.com. Registered shareholders also may obtain account-specific information by visiting this site. To sign up for this service, visit www.dom.com, click "Investors" and then "Access Your Account Online." Once you have accessed the sign-in page, click "First Time Visitor" in the upperleft corner of the screen and follow the directions for "New Member Sign Up." After you have signed up, you will be able to monitor your account, make changes and review your Dominion Activity Statements at your convenience.

Direct Stock Purchase Plan

You may buy Dominion common stock through Dominion Direct®. Please contact Shareholder Services for a prospectus and enrollment form or visit www.dom.com and click "Investors," and then select "Dominion Direct."

Common Stock Listing

New York Stock Exchange Trading symbol: D

Common Stock Price Range

	2011		2010	
	High	Low	High	Low
First Quarter	$ 46.56	$ 42.06	$ 41.61	$ 36.12
Second Quarter	48.55	43.27	42.56	38.05
Third Quarter	51.44	44.50	44.94	38.59
Fourth Quarter	53.59	48.21	45.12	41.13
Year	$ 53.59	$ 42.06	$ 45.12	$ 36.12

Dividends on Dominion common stock are paid as declared by the board. Dominion paid 49.25 cents per share in each quarter of 2011. Dividends are typically paid on the 20th of March, June, September and December. Dividends may be paid by check or electronic deposit, or they may be reinvested.

Annual Meeting

This year's Annual Meeting of Shareholders of Dominion Resources, Inc., will be held Tuesday, May 8, 2012, at 9:30 a.m. (ET) at the Fairmont Pittsburgh, 510 Market Street, Pittsburgh, PA 15222.

Performance Graph

The table and graph below show the five-year cumulative total returns based on an initial investment of $100.00 in Dominion common stock with all dividends reinvested compared with the S&P 500 Index, and the S&P 500 Utilities Index.

Indexed Returns

	Value of Investment at December 31					
	2006	2007	2008	2009	2010	**2011**
Dominion	100.00	116.98	91.78	105.11	120.71	**156.23**
S&P 500	100.00	105.49	66.46	84.05	96.71	**98.76**
S&P 500 Utilities	100.00	119.38	84.78	94.88	100.06	**119.98**

Comparison of Cumulative Five Year Total Return Dollars



■ Dominion ■ S&P 500 ■ S&P 500 Utilities
200
150
100
50
$156.23
$119.98
$98.76
06
07
08
09
10
11

Source: Standard & Poor's

Photo Captions

Front Cover: The natural gas-fired Bear Garden Power Station in Central Virginia entered service in May 2011 and can power about 148,000 homes and businesses.

Page 4: **Top:** The Appalachian Gateway project will include 110 miles of pipeline and four compressor stations and is expected to begin operations in September 2012. **Middle:** Construction on the Natrium processing and fractionation plant is under way in Marshall County, W.Va. The first phase is expected to cost $500 million and come online by the end of 2012. Strategically situated on the Ohio River, gas liquids processed there may be transported via rail, barge, truck or pipeline. **Bottom:** Dominion expects the Virginia City Hybrid Energy Center to open for business in summer 2012 and generate electricity for 146,000 homes and businesses.

Page 5: **Top:** Construction has begun to rebuild the vital, 500-kilovolt Mount Storm-to-Doubs transmission line that serves Northern Virginia. The rebuilt line would increase capacity by two-thirds and be completed in 2015. **Middle:** The Allegheny Storage project would increase storage capacity for Dominion, which already operates the nation's largest natural gas storage system. The project is targeted for completion in 2014. **Bottom:** This spring, we expect to begin constructing the 1,300-megawatt, gas-fired combined-cycle facility in Warren County, Va., that should enter service by the end of 2014. The generating facility would help Dominion Virginia Power meet demand growth, projected by PJM Interconnection to be 4,000 megawatts by 2022.

Page 8: About 7,000 line, patrol and support personnel, including 3,100 mutual aid and tree crews from more than 20 different utilities and contract companies, joined an effort to restore power to more than 1.2 million customers in the aftermath of Hurricane Irene.

Page 13: Throughout its 30-year history, our hallmark energy-assistance program, EnergyShare, has distributed $52 million to help more than a half-million of our most vulnerable citizens remain comfortable in their homes during the summer and winter months.

Page 14: Thirty Dominion employee volunteers donated their time to trim trees and rebuild a walkway, among other things, at Williams Wharf Landing in Mathews County, Va. In 2011, employees volunteered about 160,000 hours of their time to various causes.

Page 17: **Left:** Shelby L. Vessels is a groundsman for Dominion Virginia Power based in the Richmond, Va.-area's Midlothian District. Shown with Kevin F. Henderson, a Dominion lineman, Vessels served in the Virginia Air National Guard before coming to Dominion. **Top right:** W. Ryan Crabtree, a Marine, is supervisor of fossil & hydro operations and maintenance at Chesterfield Power Station. **Bottom right:** Robert D. Sharpe is an engineer at Chesterfield Power Station. He also served in the U.S. Marine Corps prior to joining the company. Vessels, Sharpe and Crabtree work in jobs for which there is a critical need. All three exemplify the candidates that Dominion is seeking through the Troops to Energy Jobs program — those who are safety-conscious, disciplined and civic-minded.

Credits

Design
Ideas On Purpose,
New York, New York
www.ideasonpurpose.com

Printing
The Hennegan Company,
Florence, Kentucky

Photography:
Ted Kawalerski, front cover, page 1 (first row; second row, left; third row; fourth row, right), page 2 (top), page 3 (top and bottom), page 4 (top and bottom). Doug Buerlein, page 1 (fourth row, left); page 6; page 8 (top, left); page 8 (bottom); page 14; page 17. Cameron Davidson, page 1 (second row, right), page 2 (bottom), page 5 (top); page 8 (top, center; right, large). Tim Greenier, page 4 (middle). Artist rendering, page 5, (middle and bottom). iStock photo, page 9. Chip Mitchell, page 13.

FSC www.fsc.org MIX Paper from responsible sources FSC® C015782

This publication is printed on FSC®-certified paper that includes a minimum of 10% post-consumer fiber. (The FSC trademark identifies products that contain fiber from well-managed forests certified by SmartWood program of the Rainforest Alliance™.)

Dominion

WWW.DOM.COM

Shareholder Inquiries
Shareholder.Services@dom.com
Dominion Resources Services, Inc.
Shareholder Services
P.O. Box 26532
Richmond, Virginia
23261-6532

Corporate Street Address
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Mailing Address
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia
23261-6532

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Richmond, Virginia

Additional Information

Copies of Dominion's Summary Annual Report, Proxy Statement and reports on Form 10-K, Form 10-Q and Form 8-K are available without charge. These items may be viewed by visiting www.dom.com, or requests for these items can be made by writing to:

Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia
23261-6532